Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(dollars in millions)

	April 27,	April 29,		April 30,		April 24,		April 25,
	2008	2007		2006		2005		2004

Income (loss) from continuing operatons before income taxes and minority interest	$(156.8)	$(15.9)		$20.7		$34.3		$49.8
Fixed charges	125.2	112.4		92.9		80.7		83.6
Less capitalized interest	(3.3)	(9.5)		(4.6)		(3.2)		(1.5)
Earnings (loss)	$(34.9)	$87.0		$109.0		$111.8		$131.9
Interest expense	$109.3	$89.2		$76.3		$65.0		$69.8
Capitalized interest	3.3	9.5		4.6		3.2		1.5
Interest portion of rental expense	12.6	13.7		12.0		12.5		12.3
Total fixed charges	$125.2	$112.4		$92.9		$80.7		$83.6
Ration of earnings to fixed charges	N/M	1.3	x	0.9	x	0.7	x	0.6	x